EXHIBIT 99.1

Brookfield Business Partners and Macquarie Announce Agreement to Sell Quadrant Energy for US$2.15 Billion

SYDNEY, PERTH, Aug. 22, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P (NYSE: BBU) (TSX:BBU.UN) (Brookfield Business Partners) together with its institutional partners (collectively Brookfield) and Macquarie Capital, together with its institutional partners (collectively Macquarie), today announced an agreement to sell Quadrant Energy (Quadrant) to Santos Limited for US$2.15 billion.

In addition to the headline sale price consideration, the agreement includes a contingent payment in relation to the recent significant Dorado-1 oil discovery and a royalty over all other future hydrocarbons produced in Quadrant’s Bedout Basin tenements. This ensures that Brookfield and Macquarie maintain exposure to the upside in these exploration interests.

Following the Dorado-1 oil discovery and given the financial strength of the business, Brookfield and Macquarie (the Owners) determined it to be the appropriate time to transition Quadrant to a long term owner that is suitably equipped to take it through the next phase of development. With an increasing focus on exploration and development activities, including the assessment and development of the exciting Dorado opportunity, the Owners believe Santos is an ideal party to optimise the future prospects of the company.

The Owners acknowledge the outstanding efforts of the management team at Quadrant Energy in managing and improving the business since the 2015 acquisition.

Quadrant Energy is currently held by Brookfield Business Partners and its institutional partners (48.3%), Macquarie Capital (21.8%) and its institutional partners (jointly Australian Energy Consortium (AEC)), Wesfarmers (13.2%) and AMB Holdings (13.2%). Quadrant management holds the balance (3.4%).

Closing
The sale is subject to certain consents and approvals including from the Australian Competition and Consumer Commission and is expected to settle in the fourth quarter of calendar year 2018.

Advisers
Clayton Utz is the lead legal adviser to Brookfield and Macquarie on the transaction. Macquarie Capital is financial adviser to AEC, with King & Wood Mallesons and Allens providing additional legal advice on the transaction. Goldman Sachs and Citi are the financial advisers to Brookfield.

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Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with over $285 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com.

Macquarie Capital is part of the diversified financial services provider Macquarie Group (ASX: MQG; ADR: MQBKY) and provides corporate finance advisory and capital market services to corporate and government clients involved in public and private M&A, debt and equity fund raisings, private equity raisings and corporate restructuring. It also utilises its balance sheet globally to support clients.

Macquarie Capital offers global capability across infrastructure, energy, real estate, telecommunications, media, technology, consumer, gaming and leisure, business services, resources, industrials and financial institutions.

Quadrant Energy is an Australian oil and gas company, with a primary focus on activities in the Exmouth and Carnarvon Basins offshore north Western Australia. Quadrant has an established portfolio of producing assets and prospective exploration targets, a substantial base of contracted sales, and proven management capability.

For more information:

Media

Kerrie Muskens
Brookfield Business Partners
Tel: +61 2 9322 2753
Email: kerrie.muskens@au.brookfield.com

Lisa Jameson
Macquarie Group
Tel: +61 2 8232 6016
Email: Lisa.jamieson@macquarie.com

Investor Relations

Gwyn Hemme
Brookfield Business Partners
Tel: +1 416 359 8632
Email: gwyn.hemme@brookfield.com

Sam Dobson
Macquarie Group
Tel: +61 2 8232 9986
Email: Sam.dobson@macquarie.com